Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 16, 2024

TO THE PROSPECTUS DATED APRIL 10, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 10, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of October 1, 2024;
•
to disclose the calculation of our August 31, 2024 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

October 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2024 (and repurchases as of September 30, 2024) is as follows:

Transaction Price (per share)
Class S	$22.36
Class T	$22.38
Class D	$21.93
Class I	$22.18

The October 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2024. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of August 31, 2024 along with the immediately preceding month.

SREIT-SUP7-0924

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of August 31, 2024 ($ and shares/units in thousands):

Components of NAV	August 31, 2024
Investments in real estate	$22,465,970
Investments in real estate debt	933,952
Cash and cash equivalents	227,681
Restricted cash	230,466
Other assets	515,068
Debt obligations	(12,595,898)
Secured financings on investments in real estate debt	(513,699)
Subscriptions received in advance	(1,318)
Other liabilities	(1,737,394)
Performance participation accrual	—
Management fee payable	(7,907)
Accrued stockholder servicing fees (1)	(3,175)
Non-controlling interests in consolidated joint ventures	(81,253)
Net asset value	$9,432,493
Number of outstanding shares/units	424,031

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2024, we have accrued under GAAP $270.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of August 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,085,630	$114,315	$572,380	$4,215,951	$444,217	$9,432,493
Number of outstanding shares/units	182,723	5,109	26,099	190,073	20,027	424,031
NAV Per Share/Unit as of August 31, 2024	$22.36	$22.38	$21.93	$22.18	$22.18

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2024 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.0%	5.5%
Industrial	7.3%	5.8%
Office	8.0%	6.8%
Other	8.2%	6.7%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.9%	+2.3%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.1)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of July 31, 2024 ($ and shares/units in thousands):

Components of NAV	July 31, 2024
Investments in real estate	$22,401,991
Investments in real estate debt	898,839
Cash and cash equivalents	288,237
Restricted cash	212,479
Other assets	579,784
Debt obligations	(12,557,268)
Secured financings on investments in real estate debt	(494,387)
Subscriptions received in advance	(1,246)
Other liabilities	(1,707,247)
Performance participation accrual	—
Management fee payable	(7,986)
Accrued stockholder servicing fees (1)	(3,192)
Non-controlling interests in consolidated joint ventures	(79,053)
Net asset value	$9,530,951
Number of outstanding shares/units	424,309

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2024, we have accrued under GAAP $250.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of July 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,129,673	$115,537	$578,929	$4,258,249	$448,563	$9,530,951
Number of outstanding shares/units	182,908	5,114	26,140	190,120	20,027	424,309
NAV Per Share/Unit as of July 31, 2024	$22.58	$22.59	$22.15	$22.40	$22.40

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

On May 23, 2024, we amended our share repurchase plan such that, beginning with repurchases during the month of May 2024, we will limit share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, we will limit share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

In July 2024, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for July 2024 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s July repurchase request was satisfied.

In August 2024, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for August 2024 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s August repurchase request was satisfied.

In accordance with our repurchase plan, on August 31, 2024, we repurchased all of the shares from stockholders that held less than $500 in shares of our common stock and, as such, we exceeded the 0.33% monthly limitation by $7,318, as authorized by our board of directors.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 48,763,804 shares of our common stock (consisting of 17,376,907 Class S shares, 259,967 Class T shares, 2,436,710 Class D shares and 28,690,220 Class I shares) in the primary offering for total proceeds of approximately $1.3 billion and (ii) 16,858,734 shares of our common stock (consisting of 7,868,953 Class S shares, 293,618 Class T shares, 1,011,231 Class D shares and 7,684,932 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.4 billion. As of August 31, 2024, our aggregate NAV was approximately $9.4 billion. We intend to continue selling shares in the Offering on a monthly basis.